Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES COMPLETION OF 13 REGIONAL AN0CTM OFFICES FOR NATIONAL MARKETING AND SALES IN CHINA

Vancouver, B.C. March 24, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces the completion of 13 regional AN0CTM offices for national marketing and sales in China.

Thirteen regional AN0CTM offices responsible for marketing, national (KA) channel sales and distribution have been completed. In addition to existing KA channel partners such as Wal-Mart, Tesco, RT Mart, these regional offices will focus on the important regional distributor market in China which accounts for almost 70% of the sales volume of beverage products in China. These 13 regional offices cover all parts of China and are located in Beijing, Shijiazhuang, Qingdao, Shenyang, Wuxi, Hangzhou, Xiamen, Shenzhen, Guangzhou, Wuhan, Nanchang, Lanzhou, Chengdu. Each office consists of one branch manager, one marketing manager and one sales manager who lead their respective teams for an integrated marketing and sales approach in each region.

These regional offices are already signing distribution agreements with new distributors and deposits for product already being received by AN0CTM. Local marketing through TV, newspaper, magazine, and supermarket promotion will commence soon to support the sales efforts.

The Company also confirms that the first national launch of the first SKUs will start on schedule at the end of March.

Dr. Luke Zhang, Chairman & CEO of both GLG and AN0CTM stated:" We are very glad to see that our experienced marketing and sales senior executives have quickly organized such strong teams, completed the set-up of the 13 regional offices and have started to sign up new distributors. We are pleased to receive such very positive responses for our first AN0CTM tea drinks. We are confident that the second quarter will be the first quarter making a significant contribution towards our projected reven e for 2011 for AN0C since we are launching our first series of beverage products into the start of the second largest season of beverage sales in China.”

About GLG Life Tech Corporation
GLG Life Tech Corporation (NASDAQ:GLGL, TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About ANOC
ANOC focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in ANOC with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of ANOC, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.